SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                             ---------------------


                                    FORM 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934


                                April 21, 1997
                             ---------------------
                   Date of Report (Date earliest event reported)


                             VALUE HOLDINGS, INC.
            ------------------------------------------------------
            (exact name of registrant as specified in its charter)


                                    FLORIDA
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                 (State or other jurisdiction of incorporation)


              0-15076                         59-2388734
      ------------------------    -------------------------------
         (Commission File Number)    (Employer Identification


       3211 Ponce de Leon Blvd, Ste 210, Coral Gables, Fl 33134
     ------------------------------------------------------------
      (Address of principal executive offices)        (Zip Code)

                          (305) 666-3165
           -----------------------------------------------
           (Registrant s phone number including area code)

                              N/A
   -------------------------------------------------------------
    (Former name or former address, if changed since last report)









      Item 4.  Changes in Registrant s Certifying Accountant

     The Company s auditors Chadderton, Gulisano & Co., P.A. have informed the Company that they have resigned as auditors for the Company. The auditors have informed the Company that the resignation was necessary because George A. Gulisano, the partner in charge of the audit, is leaving the firm and is the only person in the firm qualified to conduct an audit as required by the rules and regulations of the Securities and Exchange Commission. The auditors state in their resignation letter that this is the only reason for their resignation and that there is no dispute with the Company, no technical disagreements or differences of opinions that would have caused them to resign.



                         Item 7.  Exhibits

     In accordance with Item 601 of Regulation S-K the following documents are attached hereto as Exhibits.

     Exhibit 1. Letter of Resignation of Chadderton, Gulisano &
Co., P.A.


                            SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       VALUE HOLDINGS, INC,

                                       By /s/ Alison Cohen
                                     -----------------------
                                          Alison Cohen
                                           President
Date: May 2, 1997
















                             ATTACHMENTS





Chadderton, Gulisano and Company, P.A.
Certified Public Accountants
3211 Ponce de Leon Blvd, Ste 201
Coral Gables, Fla 33134

Phone (305) 445-7900
Fax (305) 442-4411



April 21, 1997


To the Board of Directors of
Value Holdings, Inc.
144 King Street East
Toronto, Ontario CANADA


RE: RESIGNATION AS AUDITORS FOR THE YEAR ENDED FEBRUARY 28, 1997


Dear Members of the Board:

It is with great regret that I wish to inform you of our decision to resign as auditors for Value Holdings, Inc., effective immediately. The decision to resign is based upon the fact that I have been named the Chief Operating Officer of the fourth largest medical service firm in Argentina. These duties will require that I leave for Buenos Aires effective April 27, 1997, and will require that I reside there permanently for a minimum of two years. As such, our firm will not be technically qualified in my absence to carry out the duties and performance of the necessary audit procedures and technical requirements with which the Securities and Exchange Commission (S.E.C.) requires and we feel obligated to offer to your firm.

We will communicate with any potential successor firms in order to assist you in a rapid transition and to cause as little inefficiency as possible. We are aware that there are approximately forty days from the required filing date, and I have already begun communication with two potential successor firms, information which I have communicated to Ms. Ida Ovies, your Chief Financial Officer. We will make ourselves available to ensure a smooth transition in order to allow you to comply with all S.E.C.
regulations and filings.


I wish to emphasize that this decision is not based on any actions or information which we have obtained during the audit planning procedures and analytical tests that we have performed in order to prepare for this year s audit. In fact, we have received all information and have found satisfactory explanations for all matters which have come up during the course of our term of service. We wish to make it expressly known that there have been no technical disagreements or differences of opinion which in any way have caused us to resign.

Ms. Ida Ovies has been informed of this decision and will prepare the necessary forms 8-K Disclosure for the S.E.C. of which this letter will become an attachment thereof. I again wish to emphasize it is with great deep regret which we are forced to take this action, and if we felt that there where any other alternative in order to make this transition a smoother one, we would certainly propose it.

Please feel free to contact me at your earliest convenience for ways in which we may assist this process along and aid in your procurement of a new auditing firm for Value Holdings, Inc.

Sincerely,

CHADDERTON GULISANO AND COMPANY, P.A.
Certified Public Accountants

By/s/ George A. Gulisano
      C.P.A.